PROCESSED

MAR 19 2008

THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08026471

OMB APPROVAL
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AB 3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CIG SECURITIES, INC. F/K/A CIG CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28411 NORTHWESTERN HIGHWAY, SUITE 1350
(No. and Street)

SOUTHFIELD	MICHIGAN	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSMAN R. MINKARA 248-827-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – *if individual, state last, first, middle name*)

MELLEN, SMITH & PIVOZ PLC

30600 TELEGRAPH ROAD, #1131	BINGHAM FARMS	MICHIGAN	48025
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KS 3/18

OATH OR AFFIRMATION

I, Osman R. Minkara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CIG Securities, Inc. f/k/a CIG Corp., as

of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIG SECURITIES, INC. F/K/A CIG CORP.

CONTENTS

MELLEN, SMITH & PIVOZ PLC

Certified Public Accountants

30600 Telegraph Rd.
Suite 1131
Bingham Farms, MI 48025-4531
(248) 642-2803
Fax (248) 642-7236

Robert E. Mellen, CPA
Michael A. Pivoz, CPA
Mark L. Smith, CPA
Jeffry A. Campeau, CPA

Peijin Harrison, CPA
Gerald A. Kirschner, CPA
Lynne E. McKelvey, CPA
Dennis A. Reef, CPA
Kevin S. Terry, CPA
Lori A. Wigler, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
CIG Securities, Inc.
(An S Corporation)
Southfield, Michigan

We have audited the accompanying statement of financial condition of CIG Securities, Inc. f/k/a CIG Corp. (An S Corporation) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIG Securities, Inc. f/k/a CIG Corp. (An S Corporation) at December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mellen, Smith & Pivoz

February 22, 2008

CIG SECURITIES, INC. F/K/A CIG CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS		
Cash and cash equivalants	$	36,838
Receivable from clearing organizations and broker-dealers		57,996
Prepaid expenses		12,679
Total current assets		107,513
OTHER ASSETS		
Deposits with clearing organization		21,348
Investments		4,949
		26,297
Total assets	$	133,810

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued liabilities	$	15,970
STOCKHOLDER'S EQUITY		
Common stock - Par value $1 Authorized - 60,000 shares Issued and outstanding - 100 shares		100
Additional paid-in capital		25,206
Retained earnings		92,534
Total stockholder's equity		117,840
Total liabilities and stockholder's equity	$	133,810

See independent auditor's report and notes to financial statements.

CIG SECURITIES, INC. F/K/A CIG CORP.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

	AMOUNT	PERCENT OF REVENUES
REVENUES		
Commissions	$ 1,357,455	96.3
Interest income	1,228	0.1
Other income	51,452	3.6
Total revenues	1,410,135	100.0
GENERAL AND ADMINISTRATIVE EXPENSES		
Office services	990,706	70.3
Clearing charges	74,471	5.3
Management fees	120,000	8.5
Licenses and fees	17,497	1.2
Michigan Single Business Tax	3,400	0.2
Insurance	842	0.1
Professional fees	20,804	1.5
Miscellaneous expenses	7,576	0.5
Total general and administrative expenses	1,235,296	87.6
NET INCOME	$ 174,839	12.4

See independent auditor's report and notes to financial statements.

CIG SECURITIES, INC. F/K/A CIG CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2007	100	$ 100	$ 25,206	$ 99,068	$ 124,374
Net income	---	---	---	174,839	174,839
Distribution	---	---	---	(181,373)	(181,373)
Balance at December 31, 2007	100	$ 100	$ 25,206	$ 92,534	$ 117,840

See independent auditor's report and notes to financial statements.

CIG SECURITIES, INC. F/K/A CIG CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	174,839
Adjustments to reconcile net income to net cash provided by (used by) operating activities:		
Unrealized (gain) on investments		(1,109)
(Increase) Decrease in:		
Net receivable from clearing organizations and broker-dealers		40,146
Prepaid expense		(3,781)
Deposits with clearing organization		(703)
Increase (Decrease) in:		
Accrued liabilities		10,170
Net cash provided by operating activities		219,562
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions paid		(181,373)
Net change in bank overdraft		(1,351)
Net cash (used) by financing activities		(182,724)
NET INCREASE IN CASH AND CASH EQUIVALENTS		36,838
CASH AND CASH EQUIVALENTS - Beginning of year		-
CASH AND CASH EQUIVALENTS - End of year	$	36,838

See independent auditor's report and notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - CIG Securities, Inc. f/k/a CIG Corp. (An S Corporation) is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), and a member of Securities Investor Protection Corporation (SIPC). The Company is a Michigan Corporation that is a wholly-owned subsidiary of CIG Corp (the Parent). The Company acts as an introducing broker with respect to domestic and certain foreign securities transactions.

Revenue and Cost Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash or cash equivalents.

Accounts Receivable - The accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Investments - Investments consist of marketable securities and are carried in the financial statements at cost, which approximates the fair market value of the securities at December 31, 2007.

Income Taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, and the Parent company has elected to treat the Company as a qualified subchapter S subsidiary. Accordingly, no amount has been recognized for Federal income taxes for the year ended December 31, 2007. Instead, the Company's net income is included in the Parent's income tax return.

See independent auditor's report.

NOTE 2 - RECEIVABLE FROM CLEARING ORGANIZATIONS AND BROKER-DEALERS

Accounts receivable from clearing organizations and broker-dealers at December 31, 2007, consist of the following:

Receivable from clearing organizations	$ 28,212
Receivable from broker-dealers	29,784
	$ 57,996

The Company clears a majority of customer transactions through Legent Clearing, Inc. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2007, there were no material unsecured amounts owned to the clearing broker by these customers in connection with normal margin, cash, and delivery against payment transactions.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2007, the Company had a net capital of $104,419, which exceeded the requirements by $99,419.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has a service agreement with the Parent company. The Parent company provides all administrative office services, and the Company agrees to pay for these office services on a monthly basis. Included in general and administrative expenses are charges for office services of $990,706 and management fees of $120,000 for the year ended December 31, 2007.

See independent auditor's report.

MELLEN, SMITH & PIVOZ PLC

Certified Public Accountants

30600 Telegraph Rd.
Suite 1131
Bingham Farms, MI 48025-4531
(248) 642-2803
Fax (248) 642-7236

Robert E. Mellen, CPA
Michael A. Pivoz, CPA
Mark L. Smith, CPA
Jeffry A. Campeau, CPA

Peijin Harrison, CPA
Gerald A. Kirschner, CPA
Lynne E. McKelvey, CPA
Dennis A. Reef, CPA
Kevin S. Terry, CPA
Lori A. Wigler, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL.

To the Board of Directors and Stockholder
CIG Securities, Inc.
(An S Corporation)
Southfield, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of CIG Securities, Inc. f/k/a CIG Corp. (An S Corporation) (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of rule 15d3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of the customer as required by Rule 15c3-3.

(Continued)

(Continued)

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the operation of the system of internal control that we considered to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of CIG Securities, Inc. f/k/a CIG Corp. (An S Corporation) as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 22, 2008. During the year ended December 31, 2007, the Company encountered turnover in the accounting department that caused financial information to be recorded inconsistently with prior years. These were subsequently identified and the effects have been corrected in the attached financial statements. We believe these items to be the result of a deficiency in the operation of internal control due to the accounting department turnover, not a deficiency in design of internal controls. A full-time controller has subsequently been hired and has been trained to ensure proper recording of transactions in the future.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mellen, Smith & Pivoz

February 22, 2008

MELLEN, SMITH & PIVOZ PLC
Certified Public Accountants

SUPPLEMENTARY INFORMATION

MELLEN, SMITH & PIVOZ PLC

Certified Public Accountants

30600 Telegraph Rd.
Suite 1131
Bingham Farms, MI 48025-4531
(248) 642-2803
Fax (248) 642-7236

Robert E. Mellen, CPA
Michael A. Pivoz, CPA
Mark L. Smith, CPA
Jeffry A. Campeau, CPA

Peijin Harrison, CPA
Gerald A. Kirschner, CPA
Lynne E. McKelvey, CPA
Dennis A. Reef, CPA
Kevin S. Terry, CPA
Lori A. Wigler, CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION.

To the Board of Directors and Stockholders
CIG Securities, Inc.
(An S Corporation)
Southfield, Michigan

We have audited the accompanying financial statements of CIG Securities, Inc. f/k/a CIG Corp. (An S Corporation) as of and for the year ended December 31, 2007, and have issued our report thereon dated February 22, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mellen, Smith & Pivoz

February 22, 2008

CIG SECURITIES, INC. FÎK/A CIG CORP.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2007

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY		$	117,840
Deduct stockholder's equity not allowable for net capital			-
Total stockholder's equity qualified for net capital			117,840
ADDITIONS			---
DEDUCTIONS			
Prepaid expenses			(12,679)
Haircuts on investments			(742)
NET CAPITAL		$	104,419

AGGREGATE INDEBTEDNESS

Accrued liabilities		$	15,971

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED				
The greater of:				
Minimum net capital required:	$	5,000		
Aggregate indebtedness - the basic method:		1,065		
Minimum net capital required			$	5,000
Net capital				104,419
EXCESS NET CAPITAL			$	99,419
EXCESS NET CAPITAL AT 1,500 PERCENT			$	103,354
EXCESS NET CAPITAL AT 1,000 PERCENT			$	102,822
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL				15.3 %

END

See independent auditor's report